SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For February 5, 2014

Marine Harvest ASA

P.O. Box 4102 Sandviken

5835 Bergen, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1                        Fourth Quarter Report

99.2                        Marine Harvest Q4 2013 Presentation

99.3                        Fourth Quarter 2013 Results Press Release, dated February 5, 2014

99.4                        Quarterly Dividend Press Release, dated February 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARINE HARVEST ASA (Registrant)

Date: February 5, 2014	By:	/s/ Ivan Vindheim
Ivan Vindheim
Chief Financial Officer